

October 17, 2013

<u>Via E-Mail</u>
Maxine Gowen, Ph.D.
President and Chief Executive Officer
Trevena, Inc.
1018 West 8th Avenue, Suite A
King of Prussia, PA 19406

      Re: **Trevena, Inc.**
             Registration Statement on Form S-1
             Filed October 9, 2013
             File No. 333-191643

Dear Dr. Gowen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>
<u>Critical Accounting Policies and Significant Judgments and Estimates, 60</u>
<u>Fair Market Value Estimates, page 62</u>

1. We acknowledge your response and revised disclosures to our Comment 15. With regards to your valuation of the stock options granted on August 27, 2013 and September 26, 2013, please provide us the following information in revised disclosure, as applicable:

   - Regarding the calculation of your enterprise value under the market adjusted option pricing method:
     - Clarify why you believe the fair value for the June and July 2013 issuances are appropriately valued. Your stock valuation for this period is significantly below the comparable company fair values.

- o Please tell us why you believe the use of the backsolve method is appropriate to determine the enterprise value. We note in "Series C financing" on page 142 that the shares were issued primarily to related parties. In addition, please clarify if you used the backsolve option pricing method at each valuation date.
- o Clarify your basis for the 9.7% increase based upon the change in enterprise value of market indices. Disclose the time period of the market indices increase you used (e.g. June 2013-August 2013).
- o Clarify how you determined the value that was created with cash utilized from April 30, 2013 and August 15, 2013. Tell us why using a venture capital required rate of return of 20% is appropriate.
- o Tell us why using the medium average pre-money for IPOs since the beginning of 2011 is appropriate, considering that pre-money values have significantly increased in recent months for early stage biotechs.
- o Tell us why you believe it is appropriate to use the weighted average of the market adjusted option pricing model and the PWERM method to determine enterprise value.
- o If the market adjusted option pricing method is based on the rights and preferences of the preferred stock, tell us why use of that method is appropriate given the preferred stock will convert upon the IPO.
- o Please tell us why the factors listed as reasons for the increase in the fair value to the IPO price substantiate the increase. In this regard, it is unclear why the proceeds from the IPO would be a factor. In addition, it is not apparent that the rights and preferences of the preferred stock should be considered given the proximity of the valuation to the IPO. Tell us why the market prices of recent IPOs were not factored into or used to corroborate the 2013 fair value determinations. We will further evaluate the factors once an IPO price has been determined.

2. We acknowledge your response and revised disclosures to our Comment 16. Please note the following once your IPO price has been determined:
   - Please provide quantitative disclosures in addition to the qualitative disclosures provided explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.
   - We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Business, page 77
Our Option and License Agreements with Forest, page 100

3. We note your response to our prior Comment 8. Please add the expanded disclosure you provided on page 101 to the other sections of your registration statement where you discuss your license agreement with Forest. Specifically, please expand your disclosure to include the terms of the licensing agreement related to the expiration of the royalty

term that will apply if Forest should exercise its option on pages 57, 76, 90, F-29, and F-49.

4. We note your response to our prior Comment 9. Please add the expanded disclosure you provided on page 101 to the other sections of your registration statement where you discuss your license agreement with Forest. Specifically, please expand your disclosure to include the terms of the agreement related to Forest's sub-licensing rights and discuss how sublicensing would affect Forest's obligation to pay royalties or milestones on pages 57, 76, 90, F-29, and F-49.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Jim Fulton
Cooley LLP
1114 Avenue of the Americas
New York, NY 10036-7798